MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)
for the three-month period ended March 31, 2012

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.
This quarter means the first quarter of 2012. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of May 2, 2012. You should also read our audited consolidated financial statements for the year ended December 31, 2011prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2012 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

Except for those related to our acquisition of European Goldfields Limited (EGU) discussed below, there have been no changes to the following since we published our 2011 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado	1

First Quarter Highlights	1

Corporate Developments	2

Review of Financial Results	2

Quarterly updates
Operations	4
Development projects	9
Exploration	10

Quarterly results	11

Non-IFRS measures	12

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	13
Contractual obligations, Debt, Dividends, Equity	14

Other information
Initial adoption of accounting policy	15
New accounting developments	15
Internal controls over financial reporting	16
Forward-looking information and risks	17

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world.Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)
•	Efemcukuru, in Turkey (100%)

Development gold projects:
•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)
•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (80%)

Other mines:
•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

First quarter highlights

•	Profitattributable to shareholders of the Company (net income)for the quarter was $67.9 million or $0.11 per share compared to $52.5 million or $0.10 per share for the same quarter in 2011.

•	Gold revenues were up 24% over the same quarter in 2011 reflecting higher goldprices.

•	Earnings from gold mining operations before taxes increased 40% over the same quarter in 2011.

•	The acquisition of European Goldfields Limited (EGU)was completed on February 24, 2012.

•	A dividend of Cdn$0.09 per common share was paid on February 14, 2012.

•
Excluding $17.8 million in transaction costs related to the acquisition of EGU, the Company generated $120.6 million in cashfrom operating activities before changes in non-cash working capital – an increase of 30%over the same quarter in 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Corporate Developments

Acquisition of European Goldfields Limited

On February 24, 2012, the Company acquired 100% of the issued and outstanding shares of European Goldfields Limited.  Under the terms of the Arrangement, former EGU shareholders received 0.85 of an Eldorado common share and Cdn$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement for a total purchase price of approximately $2.4 billion based on the closing market price of Eldorado’s shares trading on the Toronto Stock exchange on February 24, 2012, the acquisition date, of Cdn$15.05 per common share. EGU holds a 95% stake in Hellas Gold S.A. (Hellas Gold), which owns the Kassandra Mines in Greece comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in Deva Gold S.A. (Deva Gold) which owns the Certej development project in Romania.

The acquisition has been accounted for as a business combination, with Eldorado being identified as theacquirer and EGU as the acquiree in accordance with IFRS 3.For accounting purposes, our consolidated financial statements include 100% of EGU’s operating results forthe period from February24, 2012 to March 31, 2012. For more information please read Note 5 of our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2012.

Review of Financial Results

Summarized Financial Results – quarter ended March 31,	2012	2011
Revenues (millions)	$271.5	$219.2
Gold sold (ounces)	150,661	148,530
Average realized gold price ($/ounce)	$1,707	$1,397
Cash operating costs ($/ounce sold) (1)	$452	$410
Total cash cost ($ per ounce sold) (1)	$529	$462
Earnings from gold mining operations(1)(millions)	$150.7	$107.8
Net Income (millions)	$67.9	$52.5
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.11	$0.10
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.11	$0.10
Dividends paid (Cdn$/share)	$0.09	$0.05
Cash flow from operating activities before changes in non-cash working capital(1)(millions)	$102.8	$92.9

(1)
The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, earnings from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 13 for discussion of non-IFRS measures.

Net income for the quarter was $67.9 million (or $0.11 per share), compared with $52.5 million (or $0.10 per share) in the firstquarter of 2011, an increase of 29% over 2011. Excluding $17.8 million in transaction costs related to the Company’s acquisition of EGU net income increased $33.2 million or 63% over the same quarter in 2011. The increase was mainly due to higher earnings before taxesfrom goldmining operations. Increased earnings from goldmining operations were driven by higher revenues. Revenues from gold sales for the quarter were up $49.6 million, or 24%, from the first quarter of 2011due to higher gold prices. Sales volumeswereslightly higher than the same quarter in 2011, as lower sales volumes at Jinfeng were more than offset by higher sales volumes at Kisladag.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Sales volumes by mine – quarter ended March 31,	2012	2011
Gold ounces sold	150,661	148,530
- Kisladag	65,164	50,832
- Tanjianshan	28,816	28,493
- Jinfeng	35,197	48,518
- White Mountain	21,484	20,687
Average price per oz.	$1,707	$1,397
Gold revenue (millions)	$257.1	$207.5

Production costs from gold mining operations
Production costs from gold mining operations rose 23% compared with thefirst quarter of 2011, reflecting increased throughput at Kisladag, Tanjianshan and White Mountain in 2012.Additionally, higher gold prices in 2012 resulted in higher royalties and production taxes, which are included in production costs. Kisladag also benefitted from a 40% government subsidy of electrical costs in the first quarter of 2011 that ended in the second quarter of 2011.

Depreciation and amortization expense
DD&A expense was $27.4 million this quarter or$3.8 million lower than in the first quarter of2011, mainly as a result of lower sales from Jinfeng offset by higher sales from Kisladag. Depreciation per ounce sold at Kisladag was $41 per ounces compared to $252 per ounce at Jinfeng.

Other expenses ($millions) – quarter ended March 31,	2012	2011
General and administrative	16.2	21.0
Exploration	8.7	3.8
Income tax	27.7	20.6
Transaction costs	17.8	-
Non-controlling interests	6.0	6.2

General and administrative expenses
Excluding an $8.5 million special bonus paid to senior management of the Company in 2011 general and administrative expenseswere $3.7 millionhigher in 2012 compared to 2011 due to higher costs in Vancouver and costs added with the Company’s acquisition of EGU. Costs increased in Vancouver in Q1 2012 related to higher payroll expense, directors fees and office rent. Costs related to EGU included general and administrative costs of the Athens and London offices as well as non-operating costs associated with the Kassandra mines.

Exploration expenses
Exploration expenses increased significantly year-over-year reflecting the increased scope of the Company’s exploration program.

Income tax expense
Income tax expense in the first quarter of 2012 was 34% higher than 2011 primarily due to higher profit before income tax. The effective tax rate for 2012 was 27% as compared with 26% in 2011. Deferred income tax recoveriesrelated to foreign exchange fluctuations primarily in the Turkish lira amounted to $6.6 million in 2012 as compared to$0.8 million in recoveries in 2011. Offsetting these deferred income tax recoveries were $4.9 million in Turkish withholding taxes on dividends payable by our subsidiary, Tuprag Metal Madencilik S.A. to Eldorado.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Transaction costs
Transaction costs incurred in 2012 related to the Company’s acquisition of EGU and included investment banking fees, legal fees and tax consulting fees.

Non-controlling interests
Non-controlling interests fell slightly from 2011 as increased profit margins were offset by lower production from the 82%-owned Jinfeng.

Operations update

Summarized Operating Highlights – quarter ended March 31,	2012	2011
Earnings – gold mining operations (millions)	$150.7	$107.8
Ounces produced – including pre-commercial production	155,535	148,577
Cash operating costs ($ per ounce sold)	$452	$410
Total cash cost ($ per ounce sold)	$529	$462
Kisladag
Earnings – gold mining operations	$82.5	$46.8
Ounces produced	65,707	50,833
Cash operating costs ($ per ounce sold)	$339	$386
Total cash cost ($ per ounce sold)	$374	$408
Tanjianshan
Earnings – gold mining operations	$24.6	$17.1
Ounces produced	28,816	28,493
Cash operating costs ($ per ounce sold)	$408	$402
Total cash cost ($ per ounce sold)	$605	$515
Jinfeng
Earnings – gold mining operations	$26.6	$31.2
Ounces produced	35,235	48,564
Cash operating costs ($ per ounce sold)	$643	$430
Total cash cost ($ per ounce sold)	$715	$482
White Mountain
Earnings – gold mining operations	$18.4	$12.7
Ounces produced	21,484	20,687
Cash operating costs ($ per ounce sold)	$543	$438
Total cash cost ($ per ounce sold)	$588	$475
Efemcukuru1
Earnings – gold mining operations	-	-
Ounces produced – pre-commercial production	4,293	-
Cash operating costs ($ per ounce sold)	-	-
Total cash cost ($ per ounce sold)	-	-

1
Gold concentrate produced at Efemcukuru prior to the date of commercial production (December 1, 2011) has been treated as pre-commercial production. All costs and revenues associated with the production and sale of this concentrate are considered part of the capital expenditures of the project. At March 31, 2012, approximately 16,000 ounces of contained gold remained in gold concentrates produced prior to the date of commercial production, in addition to approximately 24,000 ounces of contained gold in concentrates produced after December 1, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Earnings from gold mining operations this quarter increased $42.9 million, or 40% over the first quarter of 2011 due to higher average realized gold prices partially offset by higher average cash operating costs per ounce. Higher average cash operating costs year-over-year were mainly due to higher unit costs at our Chinese mines partially offset by lower unit costs at Kisladag. The higher unit costs at our Chinese mines were due to higher royalties and production taxes related to higher gold prices and changes in Chinese production tax regulations, as well as lower average gold grades at Jinfeng and White Mountain.

Kisladag

Operating Data – quarter ended March 31,	2012	2011
Tonnes placed on pad	3,140,492	2,341,635
Average treated head grade - grams per tonne (g/t)	1.13	1.04
Gold (ounces)
-Produced	65,707	50,833
-Sold	65,164	50,832
Cash operating costs (per ounce sold)	$339	$386
Total cash costs (per ounce sold)	$374	$408

Financial Data (millions)
Gold revenues	$110.6	$70.8
Depreciation and depletion	$2.6	$2.3
Earnings from operations	$82.5	$46.8
Capital expenditure on mining interests	$3.6	$20.3

Gold production at Kisladag during the first quarter of 2012 was higher than the same quarter of 2011 due to the impact of the completion of the Phase III expansion on throughput to the leach pad. Additionally, production was constrained in the first quarter of 2011 when the Phase III crushing circuit was being installed.

Engineering and permitting activities associated with the Phase IV expansion continued during the quarter. Basic engineering for the expansion of the process circuit and mine infrastructure began, and long lead time items including the mining fleet and gyratory crusher were ordered.

Capital spending this quarter was $3.6 million, mainly on construction activities associated with the Phase IV expansion.

Tanjianshan

Operating Data – quarter ended March 31,	2012	2011
Tonnes Milled	262,793	238,070
Average Treated Head Grade – g/t	4.00	3.90
Average Recovery Rate	81.3%	81.3%
Gold (ounces)
- Produced	28,816	28,493
- Sold	28,816	28,493
Cash operating costs (per ounce sold)	$408	$402
Total cash costs (per ounce sold)	$605	$515
Financial Data (millions)
Gold revenues	$49.6	$39.8
Depreciation and depletion	$7.4	$7.7
Earnings from operations	$24.6	$17.1
Capital expenditure on mining interests	$4.1	$2.2

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Gold production at Tanjianshan in the first quarter remained steadyyear-over-year, with higher tonnes and grade offsetting lower contribution from the Qinlongtan concentrate tailings impoundment.

Capital spending this quarter was $4.1 million, the majority of which was spent on sustaining capital and development activities.

Jinfeng

Operating Data – quarter ended March 31,	2012	2011
Tonnes Milled	368,756	384,400
Average Treated Head Grade – g/t	3.17	4.32
Average Recovery Rate	85.5%	87.0%
Gold (ounces)
- Produced	35,235	48,564
- Sold	35,197	48,518
Cash operating costs (per ounce sold)	$643	$430
Total cash costs (per ounce sold)	$715	$482
Financial Data (millions)
Gold revenues	$60.3	$68.0
Depreciation and depletion	$8.4	$13.4
Earnings from operations	$26.6	$31.2
Capital expenditure on mining interests	$9.0	$5.8

Open pit mining at Jinfeng was targeted at the bottom of the pit during the quarter. As a result the strip ratio fell from 6.83:1 in the fourth quarter of 2011 to 1.61:1 this quarter. Mining of the current phase will be completed in the second quarter this yearafter which waste stripping for the cutback will commence. The average treated head grade fell year-over-year as lower grade ore from the ore stockpile was added to the ore fed to the mill to make up for a shortfall in ore tonnes mined.

Capital spending was $9.0 million this quarter, mostly for underground mine development, land compensation fees and construction of the thiocyanate (SCN) destruction plant.

White Mountain

Operating Data – quarter ended March 31,	2012	2011
Tonnes Milled	158,114	140,211
Average Treated Head Grade – g/t	4.46	5.71
Average Recovery Rate	86.1%	79.1%
Gold (ounces)
- Produced	21,484	20,687
- Sold	21,484	20,687
Cash operating costs (per ounce sold)	$543	$438
Total cash costs (per ounce sold)	$588	$475
Financial Data (millions)
Gold revenues	$36.7	$28.9
Depreciation and depletion	$6.5	$6.3
Earnings from operations	$18.4	$12.7
Capital expenditure on mining interests	$6.4	$2.6

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Gold production at White Mountain in the first quarter of 2012 was 4% higher than in the same period of 2011. Mill throughput increased year-over-yeardue to better mill availability. During the same quarter in 2011, some high grade material not predicted by the block model was mined and processed.As a result, the grade of ore mined in the current quarter was lower, but consistent with the mine plan. Recoveries increased year-over-year as a result of the construction of a caustic pre-treatment system in the second half of 2011.

Capital spending this quarter was $6.4 million, mostly for underground development.

Efemcukuru

Operating Data – quarter ended March 31,	2012	2011
Tonnes Milled	70,646	-
Average Treated Head Grade - g/t	8.74	-
Average Recovery Rate (to Concentrate)	92.2%	-
Gold (ounces)
- Produced – pre commercial production	4,293	-
- Sold – pre commercial production	3,583	-
Average Realized Gold Price
Cash operating costs (per ounce sold)	-	-
Total cash costs (per ounce sold)	-	-
Financial Data (millions)
Gold revenues	-	-
Depreciation and depletion	-	-
Earnings from operations	-	-
Capital expenditure on mining interests	$14.0	$32.0

During the quarter Efemcukuru recovered approximately 18,300 ounces in concentrate which was shipped to Kisladag for final treatment.  The Kisladag treatment plant produced 4,293 ounces as it continued commissioning.  At the end of the quarter there were approximately 13,000 tonnes of concentrate stored at Kisladag representing 35,000 in-situ ounces.  Unseasonably cold and wet weather affected the operations of both the underground mine and processing plant at Efemcukuru due to freezing pipes and excess water storage issues.

Work continued during the quarter on the underground pastefill system which is expected to be operational during the second quarter; however mine production was affected during the first quarter while paste fill was unavailable.  Process plant performance at Efemcukuru improved during the quarter, with metallurgical recovery reaching design levels.

At the Kisladag concentrate treatment plant a major bottleneck was identified in the filter press system designed to separate pregnant solution from solid tailings.  This unit is currently operating at approximately 60% of design capacity and is scheduled to be replaced in the second quarter this year.  We expect the Kisladag treatment plant to operate at design levels during the second half of the year.

Capital spending this quarter was $14.0 million mostly for underground development and completion of construction.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Vila Nova

Operating Data – quarter ended March 31,	2012	2011
Tonnes Processed	189,747	137,082
Iron Ore Produced	163,901	119,037
Average Grade (% Fe)	63.1%	64.3%
Iron Ore Tonnes
- Sold	88,581	85,420
Average Realized Iron Ore Price	$84	$124
Cash Costs (per tonne produced)	$ 65	$ 50
Financial Data (millions)
Revenues	$7.4	$10.6
Depreciation and depletion	$0.7	$0.8
Earnings from operations	$0.9	$5.3
Capital expenditure on mining interests	$0.2	$0.2

Iron ore production increased at Vila Nova year-over-year as a result of changes made to the process plant to improve throughput during the rainy season. Lower iron ore prices year-over-year resulted in lower earnings from operations as compared with the first quarter of 2011. Additionally, a planned higher strip ratiocontributed to higher cash cost per tonne. Two shipments were completed during the quarter totalling 88,581 tonnes of lump iron ore. One of these shipments was sold in Europe as a trial shipment to confirm delivery and iron ore quality. The Company plans to further develop the European market to take advantage of lower shipping costs.

Stratoni

Operating Data – quarter ended March 31,	2012	2011
Tonnes ore mined (wet)	18,942	NA
Tonnes ore processed (dry)	16,602	NA
Pb grade (%)	5.95%	NA
Zn grade (%)	9.72%	NA
Ag grade (g/t)	158	NA
Tonnes of concentrate produced	3,862	NA
Tonnes of concentrate sold	5,569	NA
Average realized concentrate price (per tonne)	$1,109	NA
Cash Costs (per tonne of concentrate sold)	$797	NA
Financial Data (millions)
Revenues	$5.7	NA
Depreciation and depletion	$0.7	NA
Earnings from operations	$0.6	NA
Capital expenditure on mining interests	$0.5	NA

Stratoni operating and financial data for the first quarter of 2012 shown in the table above reflect operations subsequent to February 24, 2012, the date of the EGU acquisition. During this period, Stratoni mined 18,942 tonnes of run-of-mine ore and produced 3,862 tonnes of lead and zinc concentrate at an average cash cost of $797 per tonne of concentrate.  During the same period, Stratoni sold 5,569 tonnes of concentrate at an average price of $1,109 per tonne (2,802 tonnes of lead concentrate at an average price of $1,553 per dry metric tonne and 2,767 tonnes of zinc concentrate at an average price of $701per dry metric tonne).

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Development project update

Eastern Dragon

No construction work took place at Eastern Dragon during the first quarter due to the winter season and permitting delays. Pending receipt of the Project Permit Approval (PPA), construction is scheduled to re-commence in the second quarter ofthis year.

Tocantinzinho

During the quarter, engineering work in support of the Tocantinzinho feasibility study continued to focus on field work and definition of planned infrastructure including the access road to the mine and design and routing of the main power line. Work continued on evaluation of the selected route for the access road. Ground surveys were carried out along the route as well as flora and fauna investigations.

Drilling activity at site included completion of programs to classify foundation ground conditions for plant and ancillary installations, geotechnical evaluation of the pit ore and waste rock, definition of the pit slope stability, and surface and ground water evaluations.

During the quarter the Para state ministry of Environment (SEMA) continued its study of theEnvironmental Impact Assessment (EIA). The application for approval was resubmitted following resolution of a jurisdictional issue between levels of government which delayed processing the application and the EIA review by several months.  SEMA has now posted the project and will set a date for a public meeting that is expected to be held in the second quarter of 2012.  Processing of the EIA is being closely followed by our team in Brazil to ensure issues arising during the course of the review are addressed immediately. Completion of the EIA review and approval is expected before the end of the 2012.

Perama Hill

Approval of the Preliminary Environmental Impact Assessment study was received in February 2012 and the full EIA was submitted at the end of March 2012.

In anticipation of the EIA approval, engineering work has begun on the project, including preparation of the basic engineering package for the mine, plant and infrastructure as well as specification of long lead-time equipment for the project leading to placement of orders for critical equipment in late 2012. Plans are now underway to carry out site evaluations including geotechnical drilling, metallurgical drilling and surface foundation testing.

Olympias

During the first quarter of 2012 the Technical Study of the Olympias mine was approved by the Greek Ministry of Environment (MoE). The following activities began at Olympias:

•           Rehabilitation of underground workings,
•           Rehabilitation of the Olympias processing plant,
•           Development of the Olympias plant decline, connecting the Olympias plant to the west ramp,
•           Development of the 8.5 kilometre Stratoni-Olympias tunnel portal, and
•           Metallurgical test work to validate the economics of the proposed new processing facility at Stratoni.

Mining and processing of surface tailings at Olympias is anticipated to begin during the second quarter of  2012, when commissioning of the refurbished Olympias processing plant will be initiated, subject to receipt of the remaining approvals from the Greek MoE.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Skouries

During the first quarter of 2012 the Technical Study of Skouries was approved by theGreek MoE.  Preparation for the following activities began in the first quarter related to the construction of Skouries:

•           Road construction (widening of the access road and construction of internal roads),
•           Surface clearing (road and processing plant areas),
•           Earth moving works (road and processing plant areas),
•           Geotechnical drilling (processing plant area),
•           Infill drilling (open pit area),
•           Archeological works (relocation of slags), and
•           Construction of surface portal and development of decline for underground access.

Additionally, an engineering company was selected to provide engineering, procurement and construction management services during the construction of Skouries.

Certej

During the first quarter a detailed review was completed of the Certej metallurgical flowsheet including an update of process plant capital costs.Additionally, hydro-geologic modelling and work on characterization of waste rock material types progressed. A governmental Technical Advisory Committee (TAC)meeting was held during the quarter to review the technical aspects of the project.

Exploration update

The Company completed 33,100 metres of exploration drilling during the quarter at our exploration projects and mine operations in Greece, Turkey, Brazil and China.

Turkey

Exploration during the quarter in Turkey focused on drilling at our Efemcukuru minesite, and sampling and mapping activities at several reconnaissance projects.

At Efemcukuru, 20 drillholes (7,500metres) were completed during the quarter on the Kestane Beleni northwest extension and the Kokarpinar vein.  Drillholes consistently intersected vein material at or near target depth, demonstrating continuity of the vein systems.  The best intercepts were 2.69metresat 6.90 g/t gold (Au) (KV-406, Kestane Beleni vein), and 1.17metresat 21.8 g/t Au (KV-413, Kokarpinar vein).  Drilling is projected to continue with four drills active through the end of the second quarter 2012.

No exploration drilling was completed at the Kisladag minesite.  Work during the quarter focused on a detailed ground magnetic survey, and interpretation of the 3D IP survey completed in 2011, both of which will contribute to defining conceptual drill targets planned for the third quarter 2012.

Greece

Drilling commenced during the quarter on the Piavitsa prospect, with five holes completed and 1,620 metres drilled.  Drilling is targeting polymetallic, gold and silver rich, carbonate replacement massive sulphide mineralization along the Stratoni fault.  Three of the initial holes intersected massive sulphides, including intercepts of up to 5 metres.  Assay results are pending.  Drilling also started late in the quarter on the Fisoka porphyry copper-gold prospect.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

China

At Tanjianshan, 39 drill holes (2,966metres) were completed from the floor of the Jinlonggou pit, targeting blocks of inferred mineral resources lying below the current design pit.  These holes did not identify any significant new zones of mineralization.

In the Jinfengdistrict, exploration drilling was conducted within the Jinfeng mining license, on the surrounding Jinfeng 42 exploration licenses, and on both the Jinluo and Jindu joint venture project areas.  At the Jinfeng mine site, 17 underground holes (4,300 metres) and 8 surface holes (4,200 metres) were completed.  These holes primarily tested targets along the mineralized F2, F3, and F6 faults.  Notable results during the quarter included intersections of 20metresat 2.13 g/t Au (HDDU0132), 34metresat 1.88 g/t Au (HDDU0133), and 52.5metresat 5.6 g/t Au (HDDU0105), all from the F3 fault; and 12.0metresat 19.8 g/t Au (drillhole HDDU 0129) from a linking structure between F3 and a deeper, subparallel fault.  On the surrounding Jinfeng 42 exploration concessions, 12 drillholes (3,700metres) were completed on the Lintan and Yaojiatan prospects, primarily targeting mineralized fault zones.  Assay results from these holes are pending.

At the Jindu joint venture project, drilling was conducted at Da’ao, Pogao, and Lurong licenses (7 drillholes, 1,400metres); results have only been received from one hole (Pogao), and contain only low gold grades.  At Jinluo, drilling was conducted during the quarter at the Weiruo and Zhetun prospects (4 drillholes, 930metres).  Results from Zhetun do not justify any further drill testing of the prospect; at Weiruo, drilling is ongoing, and assay results from the initial 2012 drillholes are pending.

Brazil

Exploration at Tocantinzinho in the quarter included 11 drillholes (4,000metres) testing multiple targets peripheral to the main Tocantinzinho deposit. Assay results have been received from 7 holes, two of these contain mineralized intercepts of 24.00metresat0.60g/t Au (TOC254) and 1.15metresat 7.00 g/t Au (TOC260).  Soil sampling and auger drilling programs to define additional drilling targets are ongoing.

At Agua Branca, 6 drillholes (2,000metres) were completed, all in the Camarao target area.  Two of these encountered encouraging gold values over wide intervals in altered granitoid host rocks: 46.66metresat0.79 g/t Au in hole AB52, and 115.62metresat0.62 g/t Au in holeAB53.

Quarterly results

millions (except per share amounts)
	2012	2011	2011	2011	2011	2010	2010	2010
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Total revenues	$271.5	$303.3	$326.1	$251.4	$219.2	$213.0	$190.3	$206.4
Net income	$67.9	$88.8	$102.5	$74.9	$52.5	$45.2	$69.6	$55.7
Earnings per share
- basic	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08	$0.13	$0.10
- diluted	$0.11	$0.16	$0.19	$0.14	$0.10	$0.08	$0.13	$0.10

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost
The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

millions (except for gold ounces sold and cash operating cost per ounce sold)	2012	2011
Reconciliation of cash operating costs to production costs	First quarter	First quarter
Production costs– excluding Vila Nova and Stratoni (from consolidated income statement)	$81.0	$69.9
Less:
By-product credits and other adjustments	$(1.3)	$(1.3)
Total Cash Cost	$79.7	$68.6
Royalty expense and production taxes	$(11.6)	$(7.7)
Cash operating cost	$68.1	$60.9
Gold ounces sold	150,661	148,530
Total cash cost per ounce sold	$529	$462
Cash operating cost per ounce sold	$452	$410

Cash flow from mining operations before changes in non-cash working capital
We use cash flow from miningoperations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Earnings from gold mining operations
We use earnings from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $102.8 million in cash this quarter, compared to $92.9 million in the same quarter of 2011. The increase in cash flow year-over-year was due to higher operating cash flow from our mining operations.

Capital expenditures
We invested $52.5 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $12.2 million:
•	$2.4 million at Eastern Dragon
•	$4.9 million at Tocantinzinho
•	$0.9 million at Perama Hill
•	$4.0 million at Skouries, Olympias, Stratoniand Certej

Spending at our producing mines totalled $37.1 million:
•	$3.6 million at Kisladag, mostly related to the Phase IV expansion and sustaining capital
•	$14.0 million at Efemcukuru mostly on mine development and completion of start-up
•	$9.0 million at Jinfeng, mostly on land acquisition and mine development
•	$6.4 million at White Mountain, mainly related to underground mine development
•	$4.1 million at Tanjianshan, mainly related to sustaining capital and exploration activities

We also spent $1.3 million on land acquisition costs in Turkey, and$1.9 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

(millions)	March 31, 2012	December 31, 2011
Cash and cash equivalents	$386.9	$393.8
Working capital	$398.9	$408.8
Restricted collateralized accounts	$56.7	$55.4
Debt	$75.7	$81.0

Chinese regulations governing cash movements within and injected into the country require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loans. Management believes that the working capital at March 31, 2012, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

Cash and cash equivalents of $294.7 million are held by the Company’s operating entities in China and Turkey where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Contractual obligations
(millions)	2012 $	2013 $	2014 $	2015 $	2016 and later $	Total $
Debt	75.7	-	-	-	-	75.7
Capital leases	0.1	0.1	-	-	-	0.2
Operating leases	10.0	6.0	3.8	3.3	2.4	25.5
Purchase obligations	131.6	20.7	16.9	16.4	15.8	201.4
Totals	217.4	26.8	20.7	19.7	18.2	302.8

The table does not include interest on debt.

As at March 31, 2012, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell  a total 36,332 dry metric tonnes of zinc concentrates and16,737 dry metric tonnes of lead/silver concentrates cumulative through the financial year ending December 31, 2015.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximatelyseven square kilometres aroundStratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at March 31, 2012 approximately 11 million ounces of silver remained of the original commitment.

Debt
Significant changes in our debt from that disclosed in our December 31, 2011 annual MD&A and consolidated financial statements are as follows:

Eastern Dragon HSBC revolving loan facility (Facility)
In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at March 31, 2012 was 6.71%.

As at March 31, 2012, RMB 65.0 million ($10.3 million) was outstanding on this loan.

Eastern Dragon China Mercantile Bank (CMB) line of credit loan
In January 2012, the term of the CMB line of credit loan was extended to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52.3 million to $56.5 million. The interest rate on this loan as at March 31, 2012 was 5.90%.

As at March 31, 2012, RMB 320.0 million ($50.8 million) was outstanding on this loan.

Jinfeng construction loans
Jinfeng made its quarterly scheduled payment of RMB 35.0 million ($5.6 million) on the construction loan in March of 2012, reducing the balance remaining to RMB 95.0 million ($15.1 million) at March 31, 2012.

Dividends
On February 14, 2012 Eldorado paid $49.9 million in dividends to shareholders of record.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Equity
This quarter we received net proceeds of $6.1 million for issuing 956,834 common shares related to stock options and warrants being exercised.

Common shares outstanding - as ofMay 2, 2012 - as ofMarch 31, 2012	712,605,564 711,375,619
Share purchase options - as of May 2, 2012 (Weighted average exercise price per share: $11.59 Cdn)	15,942,554

Other information

Initial adoption of accounting policy

Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

New accounting developments

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•           IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS (International Accounting Standard) 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•           IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  These joint venture entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

•           IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

•           IFRS 13 ‘Fair Value Measurement’, This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company is yet to assess IFRS 13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

•           IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

•           There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

For accounting purposes, we acquired control of EGU on February24, 2012. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, we will excludeEGU operations from our annualassessment of internal controls over financial reporting for the year endingDecember 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three-month period ended March 31, 2012

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our Chief Operating Officer, is the Qualified Personunder NI 43-101 responsible for preparing and supervising the preparation of the scientific or technicalinformation contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:
•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatoryand permitting risks,
•	acquisition risks, and
•	other risks that are set out in our annual information form and MD&A.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

To understand our risks you should review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.